1. Name and Address of Reporting Person
   Leggett, III, John D.
   469 North Harrison Street
   Princeton, NJ 08540-5297
2. Issuer Name and Ticker or Trading Symbol
   Church & Dwight Co., Inc. (CHD)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   01/30/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               290858         D
Common Stock                                                                               392000         I           By Trust
Common Stock                                                                               81000          I           By Trust (C.
                                                                                                                      Leggett)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Phantom     $0 <F1>  01/28/2         A         33           <F2>       <F2>      Common  33       $30.5500           D
Stock                003                                                         Stock
Phantom     $0 <F1>  01/29/2         A         33           <F2>       <F2>      Common  33       $30.5500   4172    D
Stock                003                                                         Stock
Stock       $10.0625                                                  05/09/2006 Common                      2000    D
Option                                                                           Stock
Stock       $10.1875                                                  05/11/2005 Common                      2000    D
Option                                                                           Stock
Stock       $10.8125                                                  05/05/2004 Common                      2000    D
Option                                                                           Stock
Stock       $12.4375                                                  05/08/2007 Common                      4000    D
Option                                                                           Stock
Stock       $15                                                       05/07/2008 Common                      4000    D
Option                                                                           Stock
Stock       $15.4375                                                  05/06/2003 Common                      2000    D
Option                                                                           Stock
Stock       $19                                                       05/11/2010 Common                      2000    D
Option                                                                           Stock
Stock       $20.7187                                                  05/06/2009 Common                      4000    D
Option                                                                           Stock
Stock       $24.835                                                   05/10/2011 Common                      5000    D
Option                                                                           Stock
Stock       $34.35                                                    05/09/2012 Common                      5000    D
Option                                                                           Stock

Explanation of Responses:

<F1>
1-for-1
<F2>
The phantom stock shares were accrued under the Church & Dwight Co., Inc. Deferred Compensation Plan and are to be settled in cash at such time as prescribed by the Plan.

SIGNATURE OF REPORTING PERSON
/s/ Andrew C. Forsell

DATE
01/30/2003